UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

WHITE ELECTRONIC DESIGNS CORPORATION
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Common Stock, $0.10 stated value per share
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(Title of Class of Securities)

963801105
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(CUSIP Number)

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786
(407 909-8015

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210 - Fax
—————————————————————————————————————————
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 16, 2009
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963801105 Page 2 of 17

1. Names of Reporting Persons. I.R.S. identification nos. of above persons (entities only) Desert Equity LP 27-0734636
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) AF, OO (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,298,139 (See Item 5)
8. Shared Voting Power 0 (See Item 5)
9. Sole Dispositive Power 3,298,139 (See Item 5)
10. Shared Dispositive Power 0 (See Item 5)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,298,139 (See Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 14.4‰* (See Item 5)
14. Type of Reporting Person (See Instructions) PN

*	This percentage is calculated based upon 22,940,196 shares of Common Stock outstanding as of August 7, 2009, as reported in the Company’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2009.

CUSIP No. 963801105 Page 3 of 17

1. Names of Reporting Persons. I.R.S. identification nos. of above persons (entities only) Desert Management LLC 27-0734563
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) N/A (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,298,139 (See Item 5)
8. Shared Voting Power 0 (See Item 5)
9. Sole Dispositive Power 3,298,139 (See Item 5)
10. Shared Dispositive Power 0 (See Item 5)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,298,139 (See Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 14.4‰* (See Item 5)
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	This percentage is calculated based upon 22,940,196 shares of Common Stock outstanding as of August 7, 2009, as reported in the Company’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2009.

CUSIP No. 963801105 Page 4 of 17

1. Names of Reporting Persons. I.R.S. identification nos. of above persons (entities only) Caiman Partners, L.P. 20-0187100
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) WC, PF (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 803,700 (See Item 5)
8. Shared Voting Power 0 (See Item 5)
9. Sole Dispositive Power 803,700 (See Item 5)
10. Shared Dispositive Power 0 (See Item 5)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 803,700 (See Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 3.5‰* (See Item 5)
14. Type of Reporting Person (See Instructions) PN

*	This percentage is calculated based upon 22,940,196 shares of Common Stock outstanding as of August 7, 2009, as reported in the Company’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2009.

CUSIP No. 963801105 Page 5 of 17

1. Names of Reporting Persons. I.R.S. identification nos. of above persons (entities only) Caiman Capital GP, L.P. 20-0187123
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) N/A (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 803,700 (See Item 5)
8. Shared Voting Power 0 (See Item 5)
9. Sole Dispositive Power 803,700 (See Item 5)
10. Shared Dispositive Power 0 (See Item 5)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 803,700 (See Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 3.5‰* (See Item 5)
14. Type of Reporting Person (See Instructions) PN

*	This percentage is calculated based upon 22,940,196 shares of Common Stock outstanding as of August 7, 2009, as reported in the Company’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2009.

CUSIP No. 963801105 Page 6 of 17

1. Names of Reporting Persons. I.R.S. identification nos. of above persons (entities only) Caiman Capital Management, LLC 20-0187100
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) N/A (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 803,700 (See Item 5)
8. Shared Voting Power 0 (See Item 5)
9. Sole Dispositive Power 803,700 (See Item 5)
10. Shared Dispositive Power 0 (See Item 5)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 803,700 (See Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 3.5‰* (See Item 5)
14. Type of Reporting Person (See Instructions) PN

*	This percentage is calculated based upon 22,940,196 shares of Common Stock outstanding as of August 7, 2009, as reported in the Company’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2009.

CUSIP No. 963801105 Page 7 of 17

1. Names of Reporting Persons. I.R.S. identification nos. of above persons (entities only) Brian R. Kahn 20-0187100
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) N/A (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 4,124,339 (See Item 5)
8. Shared Voting Power 0 (See Item 5)
9. Sole Dispositive Power 4,101,839 (See Item 5)
10. Shared Dispositive Power 0 (See Item 5)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,339 (See Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 18.0‰* (See Item 5)
14. Type of Reporting Person (See Instructions) IN

*	This percentage is calculated based upon 22,940,196 shares of Common Stock outstanding as of August 7, 2009, as reported in the Company’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2009.

CUSIP No. 963801105                                                                     13D                                                  Page 8 of 17 Pages

Item 1.      Security and Issuer.

        This Schedule 13D relates to the common stock, $0.10 stated value per share (“Common Stock”), of White Electronic Designs Corporation, an Indiana corporation (the “Company”). The address of the principal executive offices of the Company is 3601 E. University Drive, Phoenix, Arizona 85034.

Item 2.      Identity and Background.

        (a)      This Schedule 13D is being filed jointly by Desert Equity LP, a Delaware limited partnership (“Desert Equity”), Desert Management LLC, a Delaware limited liability company (“Desert Management,” and together with Desert Equity, the “Desert Entities”), Caiman Partners, L.P., a Delaware limited partnership (“Caiman Partners”), Caiman Capital GP, L.P., a Delaware limited partnership (“Caiman Capital”), Caiman Capital Management, LLC, a Delaware limited liability company (“Caiman Management,” and together with Caiman Partners and Caiman Capital, the “Caiman Entities”), and Brian R. Kahn. Each of the foregoing is also referred to as a “Reporting Peron” and collectively as the “Reporting Persons.” The joint filing agreement of the Reporting Persons is attached to this Schedule 13D as Exhibit 4.

         Desert Equity is controlled by its general partner, Desert Management. Brian R. Kahn, the Chairman of the Company’s Board of Directors (the “Board”), is the sole member and manager of Desert Management.

        Caiman Partners is controlled by its general partner, Caiman Capital. Caiman Capital is controlled by its managing general partner, Caiman Management. Caiman Management is controlled by its managing member, Brian R. Kahn

        (b)      The principal business address for each of the Reporting Persons is 5506 Worsham Court, Windermere, Florida 34786.

        (c)      The Desert Entities have not carried on any activities other than in connection with the tender offer by Desert Equity (the “Offer”) to purchase up to a total of 3,740,000 shares of the Company’s Common Stock for $4.25 per share in cash, net to the seller (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time. Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively with the Schedule TO originally filed by the Reporting Persons with the Securities and Exchange Commission on August 18, 2009 (the “Original Schedule TO”), as amended and supplemented on September 4, 2009, September 15, 2009, September 16, 2009, and September 22, 2009 (the Original Schedule TO, as so amended and supplemented, the “Schedule TO”).

        The principal business of Caiman Partners is conducting public and private market investments in the consumer, manufacturing and defense industries. The principal business of Caiman Capital and Caiman Management is the management of Caiman Partners.

        Mr. Kahn’s current principal occupation is serving as the investment manager of Caiman Partners and Kahn Capital Management, LLC, a Delaware limited liability company (“KCM”). Mr. Kahn founded and has served as the investment manager of Caiman Partners since its inception in August 2003. Mr. Kahn also founded and has served as the investment manager of KCM since 1998. The principal business of KCM is conducting public and private market investments in the consumer, manufacturing and defense industries. The business address of KCM is 5506 Worsham Court, Windermere, Florida 34786.

CUSIP No. 963801105                                                                     13D                                                  Page 9 of 17 Pages

        Mr. Kahn joined the Company’s Board on February 9, 2009 and has served as the Chairman of the Company’s Board since June 15, 2009. Mr. Kahn has served (i) on the Board’s Compensation Committee and Corporate Governance and Nominating Committee since February 9, 2009, and (ii) on the Board’s Operations Review Committee since July 1, 2009. Mr. Kahn served on the Board’s Strategic Alternatives Committee from February 9, 2009 until June 9, 2009.

        (d)      During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)      During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)      Mr. Kahn is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.

        The 803,700 shares of Common Stock directly beneficially owned by Caiman Partners were acquired with funds of approximately $3,215,162.00 (including brokerage commissions). All such funds were provided from the working capital or personal funds of Caiman Partners.

        The 3,298,139 shares of Common Stock directly beneficially owned by Desert Equity were acquired pursuant to the Offer at a purchase price of $4.25 net per share, for a total purchase price of $14,017,090.75, plus fees and expenses. In exchange for limited partners of Caiman Partners becoming limited partners of Desert Equity, Caiman Partners provided Desert Equity with the funds necessary to purchase all 3,298,139 shares of Common Stock validly tendered and not validly withdrawn in the Offer and pay the related fees and expenses for the Offer. All such funds were provided from the working capital or personal funds of Caiman Partners. Desert Equity has no obligation to repay Caiman Partners for any of the funds Caiman Partners provided to Desert Equity in connection with the Offer.

        The 22,500 shares of Common Stock directly beneficially owned by Brian R. Kahn were granted to Mr. Kahn for serving as a member of the Company’s Board pursuant to (and subject to all the terms and conditions of) the Company’s 2006 Director Restricted Stock Plan (the “Stock Plan”).

Item 4.      Purpose of Transaction.

        Caiman Partners acquired 803,700 shares of Common Stock in October and November 2008. On December 11, 2008, the Wynnefield Group (as defined below) and the Caiman Group (as defined below) (collectively, the “WC Group”) filed a Schedule 13D (the “Previous 13D”) with the Securities and Exchange Commission disclosing that the WC Group intended to conduct a proxy solicitation seeking to elect five director candidates (the “Director Nominees”) to fill the four seats up for re-election at the Company’s annual meeting of shareholders in 2009 (the “2009 Annual Meeting”), plus the one vacancy that existed on the Company’s Board. According to the Previous 13D, the “Wynnefield Group” included Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus, and Joshua H. Landes. WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua H. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America. The “Caiman Group” included the Caiman Entities and Brian R. Kahn.

CUSIP No. 963801105                                                                     13D                                                  Page 10 of 17 Pages

        On December 8, 2008, WCI, on behalf of the Wynnefield Group, and Caiman Partners, on behalf of the Caiman Group, entered into a written voting agreement (the “Voting Agreement”) forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) consisting of the WC Group.

        Under the Voting Agreement, each member of the WC Group agreed to (i) attend the 2009 Annual Meeting in person or by proxy, such that all shares beneficially owned by each member of the WC Group were represented at the 2009 Annual Meeting, (ii) vote such shares at the 2009 Annual Meeting, in person or by proxy, in favor of the election of the Director Nominees, and (iii) vote as set forth in the Voting Agreement with respect to other actions.

        Each member of the WC Group also entered into a Joint Filing Agreement, dated as of December 8, 2008 (the “WC Joint Filing Agreement”), pursuant to which they agreed to jointly file the Previous 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission.

        WCI, on behalf of the Wynnefield Group, and Caiman Partners, on behalf of the Caiman Group, delivered a letter to the Company dated December 9, 2008 (the “Nomination Letter”) notifying the Company that the WC Group intended to appear at the 2009 Annual Meeting and any adjournments or postponements thereof, in person or by proxy, to nominate and seek to elect the Director Nominees. The five individuals named as Director Nominees in the Nomination Letter were: (i) William H. Alderman; (ii) Jon C. Biro; (iii) Keith Butler; (iv) Brian R. Kahn; and (v) Melvin L. Keating.

        On December 19, 2008, the WC Group filed Amendment No. 1 to the Previous 13D disclosing that the WC Group sent a letter dated December 18, 2008 to the Company’s Board in connection with the Company’s refusal to allow members of the WC Group to ask questions during the Company’s earnings call held on December 11, 2008.

        On January 9, 2009, the WC Group filed a Preliminary Proxy Statement with the Securities and Exchange Commission to solicit the Company’s shareholders’ proxies for the 2009 Annual Meeting (i) in support of electing the Director Nominees to serve as directors of the Company until the next annual meeting or until their respective successors had been duly elected and qualified, and (ii) to consider and act upon such other matters as may have properly come before the 2009 Annual Meeting or any adjournments, postponements or continuations thereof.

        On February 10, 2009, the WC Group filed Amendment No. 2 to the Previous 13D disclosing that, on February 4, 2009, the WC Group and the Company jointly issued a press release announcing that they had entered into an agreement settling the WC Groups’ pending proxy solicitation with respect to the election of directors at the Company’s 2009 Annual Meeting. The settlement agreement (the “Settlement Agreement”), dated February 4, 2009, was entered into by and among the Company, Wynnefield Partners (and its affiliates), Caiman Partners (and its affiliates), KCM (Wynnefield Partners (and its affiliates), Caiman Partners (and its affiliates) and KCM are collectively referred to as the “Settlement Parties”), and, solely with respect to Section 8(b) of the Settlement Agreement in each of their respective capacities as shareholders, Jack A. Henry, Paul D. Quadros, Thomas M. Reahard, Thomas J. Toy and Edward A. White (collectively, the “Shareholder Parties”). Pursuant to the terms of the Settlement Agreement, the Company agreed to expand its Board from five to seven directors and to appoint two of the Settlement Parties’ nominees, Melvin L. Keating and Brian R. Kahn, to the Board. Mr. Kahn was also appointed to the Board’s Strategic Alternatives Committee, which oversaw the Company’s review of strategic alternatives to enhance shareholder value, and the Board’s Compensation and Corporate Governance and Nominating Committees.

CUSIP No. 963801105                                                                     13D                                                  Page 11 of 17 Pages

        The Settlement Agreement also provided that (i) at the 2009 Annual Meeting, the Company would seek shareholder approval to amend its charter to enable shareholders representing more than 50% of the Company’s outstanding shares to amend the Company’s bylaws; (ii) the Company would amend its bylaws to provide that shareholders representing at least 30% of the Company’s outstanding shares may call a special meeting of the Company’s shareholders; and (iii) the Board’s Compensation Committee would examine and consider the use of performance-based criteria with respect to future equity awards and grants.

        The Settlement Agreement also prohibited the Settlement Parties from purchasing or otherwise acquiring beneficial ownership of any shares or other Company securities, if immediately after such purchase or acquisition, (i) Wynnefield Partners (and its affiliates) would, in the aggregate, beneficially own more than 9.9% of the Company’s outstanding shares or (ii) KCM and Caiman Partners (and its affiliates) would, in the aggregate, collectively beneficially own more than 9.9% of the Company’s outstanding shares.

        The Settlement Agreement further provided that the Settlement Parties would (i) terminate their proxy solicitation and withdraw their proposed slate of Director Nominees for election at the 2009 Annual Meeting, and (ii) vote all of their shares in favor of the Board’s nominees at the 2009 Annual Meeting. The Settlement Parties also agreed to certain standstill provisions until the Company’s 2010 annual meeting of shareholders.

        On February 9, 2009, Messrs. Kahn and Keating were appointed to the Company’s Board. Mr. Kahn was further appointed to the Board’s Strategic Alternatives Committee, Corporate Governance and Nominating Committee, and Compensation Committee. Mr. Keating was appointed to the Board’s Audit Committee and Operations Committee.

        Following the execution of the Settlement Agreement and the appointment of Messrs. Kahn and Keating to the Company’s Board, the Wynnefield Group and the Caiman Group ceased to be a group under the Exchange Act, and the WC Group entered into an agreement dated as of February 10, 2009, pursuant to which their respective obligations under the Voting Agreement and the WC Joint Filing Agreement were terminated.

        On June 15, 2009, Mr. Kahn was elected as Chairman of the Company’s Board.

        In August 2009, Mr. Kahn asked the Company to amend the Settlement Agreement to allow Mr. Kahn, Caiman Partners (and its affiliates), and KCM (collectively, the “Kahn Entities”) to acquire 3,740,000 shares of Common Stock pursuant to a tender offer. On August 13, 2009, the Company, the Settlement Parties, and the Shareholder Parties entered into Amendment No. 1 to the Settlement Agreement (the “Settlement Amendment”). The Settlement Amendment amends the Settlement Agreement to allow for the acquisition of shares of Common Stock by the Kahn Entities pursuant to a single tender offer to all of the Company’s shareholders, wherein, after the tender offer, the Kahn entities may collectively own (after aggregating all ownership whether acquired before or after the tender offer) up to 19.99% of the issued and outstanding shares of Common Stock, in exchange for (i) the Kahn Entities agreeing to vote at the Company’s 2010 annual shareholders’ meeting, all shares of Common Stock beneficially owned by them for each of the Company’s nominees for election to the Company’s Board, and (ii) from August 13, 2009 until two business days following the Company’s 2010 annual shareholders’ meeting, the Kahn Entities voting and causing their respective officers, directors, employees, representatives and agents to vote any shares of Common Stock beneficially owned by them in connection with any matter or proposal submitted to a vote of the Company’s shareholders as recommended by a majority of the members of the Company’s Board.

CUSIP No. 963801105                                                                     13D                                                  Page 12 of 17 Pages

        The foregoing summaries of the Settlement Agreement and the Settlement Amendment are qualified in their entirety by reference to the Settlement Agreement and the Settlement Amendment, which are filed with this Schedule 13D as Exhibit 1 and 2, respectively and are incorporated herein by reference.

        Desert Equity acquired the 3,298,139 shares of Common Stock pursuant to the Offer solely for investment purposes with a view towards making a profit. Although, as described above, the WC Group (including the Caiman Entities and Mr. Kahn) intended to conduct a proxy solicitation to elect the Director Nominees at the Company’s 2009 Annual Meeting and Mr. Kahn is the Chairman of the Company’s Board, Desert Equity did not acquire the 3,298,139 shares of Common Stock pursuant to the Offer for the purpose of acquiring control over or influencing the business of the Company.

        The 22,500 shares of Common Stock directly beneficially owned by Brian R. Kahn were granted to Mr. Kahn for serving as a member of the Company’s Board pursuant to (and subject to all the terms and conditions of) the Company’s Stock Plan. According to the Stock Plan, the purpose of the Stock Plan is to encourage ownership in the Company by nonemployee directors of the Company, to strengthen the ability of the Company to attract and retain the services of experienced and knowledgeable individuals as nonemployee directors of the Company, and to provide nonemployee directors of the Company with a further incentive to work for the best interests of the Company and its shareholders.

        (a)      Mr. Kahn and Desert Equity currently intend to purchase additional shares of Common Stock at a purchase price at or below $4.25 per share. Such purchases may be conducted pursuant to a Rule 10b5-1 Purchase Plan substantially in the form attached to this Schedule 13D as Exhibit 3. Each of the other Reporting Persons may make further purchases of shares of Common Stock. The Reporting Persons may dispose of any or all the shares of Common Stock held by them. The Reporting Persons may also decide to change their intentions with respect to the purposes and plans described in this Item 4, including without limitation the price at which any shares of Common Stock may be purchased. Any such decision would be based on such Reporting Persons’ assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the shares of Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to each of the Reporting Persons.

        Pursuant to the Stock Plan, until the Company’s 2015 annual shareholder meeting, and for so long as (i) Mr. Kahn is a member of the Company’s Board and not an employee of the Company or a subsidiary of the Company and (ii) the Company’s Board does not terminate the Stock Plan, Mr. Kahn will receive 7,500 shares of restricted Common Stock per year on the date of the Company’s annual shareholder meeting.

CUSIP No. 963801105                                                                     13D                                                  Page 13 of 17 Pages

        (b)-(j)      Except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.      Interest in Securities of the Issuer.

        (a)-(b)      The percentages used in this Schedule 13D are calculated based upon 22,940,196 outstanding shares of Common Stock. This is the number of shares of Common Stock that the Company reported as outstanding as of August 7, 2009 in its most recent Quarterly Report on Form 10-Q, which was filed with Securities and Exchange Commission on August 12, 2009.

        The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Reporting Persons:

Name	Number of Shares of Common Stock Directly Beneficially Owned	Percentage Of Outstanding Shares of Common Stock

Desert Equity	3,298,139	14.4%

Caiman Partners	803,700	3.5%

Brian R. Kahn	22,500(1)	0.1%

(1)

As a newly appointed member of the Company’s Board, on February 9, 2009 (the date Mr. Kahn joined the Company’s Board), Mr. Kahn received an automatic initial grant of 15,000 shares of restricted Common Stock pursuant to (and subject to all the terms and conditions of) the Stock Plan. On May 7, 2009 (the date of the Company’s 2009 annual shareholder meeting), Mr. Kahn received an automatic grant of 7,500 shares of restricted Common Stock pursuant to (and subject to all the terms and conditions of) the Stock Plan. Pursuant to the Stock Plan, until the Company’s 2015 annual shareholder meeting, and for so long as (i) Mr. Kahn is a member of the Company’s Board and not an employee of the Company or a subsidiary of the Company and (ii) the Company’s Board does not terminate the Stock Plan, Mr. Kahn will receive 7,500 shares of restricted Common Stock per year on the date of the Company’s annual shareholder meeting. The shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan may not be sold, transferred, pledged, assigned, or otherwise alienated until such transfer restrictions lapse. The restrictions on one-third (1/3) of the shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan will lapse on each of the first (1st), second (2nd), and third (3rd) anniversaries of the date of grant. The restrictions on the shares of restricted Common Stock granted pursuant to the Stock Plan may also lapse upon a Change of Control (as defined in the Stock Plan). If Mr. Kahn’s service with the Company is terminated for any reason, Mr. Kahn will be required to transfer all of the shares of restricted Common Stock (whose restrictions have not lapsed) back to the Company for no consideration.

CUSIP No. 963801105                                                                     13D                                                  Page 14 of 17 Pages

        Desert Equity directly beneficially owns and has the sole power to vote and dispose of 3,298,139 shares of Common Stock, which represents approximately 14.4% of the outstanding shares of Common Stock. Desert Management, as the sole general partner of Desert Equity, has the sole power to direct the voting and disposition of the shares of Common Stock that Desert Equity beneficially owns, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 3,298,139 shares of Common Stock that Desert Equity directly beneficially owns. Mr. Kahn, as the sole member and manager of Desert Management, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Management beneficially owns, and, accordingly, Mr. Kahn may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 3,298,139 shares of Common Stock that Desert Management may be deemed to beneficially own. To the extent that the Desert Entities are deemed to have formed a group with the other Reporting Persons for the purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder, the Desert Entities may be deemed to beneficially own the 826,200 shares of Common Stock beneficially owned by the other Reporting Persons, and therefore each of the Desert Entities may be deemed to beneficially own 4,124,339 shares of Common Stock, which represents approximately 18.0% of the outstanding shares of Common Stock. The Desert Entities disclaim beneficial ownership of the 826,200 shares of Common Stock beneficially owned by the other Reporting Persons.

        Caiman Partners directly beneficially owns and has the sole power to vote and dispose of 803,700 shares of Common Stock, which represents approximately 3.5% of the outstanding shares of Common Stock. Caiman Capital, as the sole general partner of Caiman Partners, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Partners directly beneficially owns, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Partners directly beneficially owns. Caiman Management, as the managing general partner of Caiman Capital, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Capital beneficially owns, and, accordingly, Caiman Management may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Capital may be deemed to beneficially own. Mr. Kahn, as the managing member of Caiman Management, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Management beneficially owns, and, accordingly, Mr. Kahn may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Management may be deemed to beneficially own. To the extent that the Caiman Entities are deemed to have formed a group with the other Reporting Persons for the purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder, the Caiman Entities may be deemed to beneficially own the 3,320,639 shares of Common Stock beneficially owned by the other Reporting Persons, and therefore each of the Caiman Entities may be deemed to beneficially own 4,124,339 shares of Common Stock, which represents approximately 18.0% of the outstanding shares of Common Stock. The Caiman Entities disclaim beneficial ownership of the 3,320,639 shares of Common Stock beneficially owned by the other Reporting Persons.

        Brian R. Kahn directly beneficially owns the 22,500 shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan, which represents approximately 0.1% of the outstanding shares of Common Stock. Mr. Kahn has the sole power to vote all 22,500 shares of restricted Common Stock he directly beneficially owns, however such shares may not be sold, transferred, pledged, assigned, or otherwise alienated until the transfer restrictions on such shares lapse. Pursuant to the Stock Plan, Mr. Kahn received 15,000 shares of restricted Common Stock on February 9, 2009 and 7,500 shares of restricted Common Stock on May 7, 2009. The restrictions on one-third (1/3) of the shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan will lapse on each of the first (1st), second (2nd), and third (3rd) anniversaries of the date of grant. The restrictions on the shares of restricted Common Stock granted pursuant to the Stock Plan may also lapse upon a Change of Control (as defined in the Stock Plan). If Mr. Kahn’s service with the Company is terminated for any reason, Mr. Kahn will be required to transfer all of the shares of restricted Common Stock (whose restrictions have not lapsed) back to the Company for no consideration. Mr. Kahn may be deemed to beneficially own 4,124,339 shares of Common Stock, which represents approximately 18.0% of the outstanding shares of Common Stock (including the 3,298,139 shares of Common Stock directly beneficially owned by Desert Equity, the 803,700 shares of Common Stock directly beneficially owned by Caiman Partners, and the 22,500 shares of restricted Common Stock Mr. Kahn directly beneficially owns).

CUSIP No. 963801105                                                                     13D                                                  Page 15 of 17 Pages

        KCM does not own any shares of Common Stock.

        (c)      Desert Equity purchased all 3,298,139 shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer at a purchase price of $4.25 net per share, for a total purchase price of $14,017,090.75, plus fees and expenses. The Offer expired at 12:01 a.m., New York City time, on Wednesday, September 16, 2009. Other than the 3,298,139 shares of Common Stock purchased by Desert Equity pursuant to the Offer, none of the Reporting Persons has effected any transactions in the Common Stock within the past 60 days.

        (d)      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

        (e)      Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The summaries of the Settlement Agreement and the Settlement Amendment described in Item 4 above are incorporated herein by reference. The summaries of the Settlement Agreement and the Settlement Amendment are qualified in their entirety by reference to the Settlement Agreement and the Settlement Amendment, which are filed with this Schedule 13D as Exhibit 1 and 2, respectively and are incorporated herein by reference.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 4 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.      Material to be Filed as Exhibits.

Exhibit No.	Description
1	Settlement Agreement, dated February 4, 2009
2	Settlement Amendment, dated August 13, 2009
3	Form of Rule 10b5-1 Purchase Plan
4	Joint Filing Agreement

CUSIP No. 963801105                                                                     13D                                                  Page 16 of 17 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 25, 2009

DESERT EQUITY LP

By: DESERT MANAGEMENT LLC,
its general partner
By: /s/ Brian R. Kahn Name: Brian R. Kahn Title: Sole Member and Manager

DESERT MANAGEMENT LLC

By: /s/ Brian R. Kahn Name: Brian R. Kahn Title: Sole Member and Manager

CAIMAN PARTNERS, L.P.
By: CAIMAN CAPITAL GP, L.P., its general partner
By: CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner By: /s/ Brian R. Kahn Name: Brian R. Kahn Title: Sole Member and Manager

CAIMAN CAPITAL, GP, L.P.

By: CAIMAN CAPITAL MANAGEMENT, LLC, its
managing general partner
By: /s/ Brian R. Kahn Name: Brian R. Kahn Title: Managing Member

CUSIP No. 963801105                                                                     13D                                                  Page 17 of 17 Pages

CAIMAN CAPITAL MANAGEMENT, LLC

By: /s/ Brian R. Kahn Name: Brian R. Kahn Title: Managing Manager

BRIAN R. KAHN

By: /s/ Brian R. Kahn Name: Brian R. Kahn, and individual